Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2005
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
July 28, 2005	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO, General Manager of Finance and Accounting Department

SIGNATURES
FINANCIAL STATEMENT
1) Summary
2) Business Results and Financial Position
3) Statements of income
4) Balance sheets
5) Statements of cash flows
6) Segment Information
(Notes)

Notice Regarding the Allotment of Stock Options

TDK Corporation 1-13-1, Nihonbashi Chuo-ku, Tokyo 103-8272 Japan
Contacts;

TDK Corporation(Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102
TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600
TDK Marketing Europe GmbH	Marco Donadoni	+49(2102)4870
FOR IMMEDIATE RELEASE
TOKYO — July 28, 2005 TDK Corporation today announced its Consolidated business results prepared in conformity with U.S. generally accepted accounting principles (the “U.S. GAAP”) for the 1st quarter (“Qtr.”) of fiscal year (“FY”) 2006 and 2005, the three months ended June 30, 2005 and 2004 are as follows;
1) Summary
Consolidated results (April 1, 2005 — June 30, 2005)

	The 1st Qtr. of FY2006			The 1st Qtr. of FY2005
	(April 1, 2005 - June 30, 2005)			(April 1, 2004 - June 30, 2004)		Change
Item /Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	167,422	100.0	1,508,306	157,227	100.0	10,195	6.5
Operating income	12,889	7.7	116,117	14,362	9.1	(1,473)	–10.3
Income from continuing operations before income taxes	14,275	8.5	128,604	15,292	9.7	(1,017)	–6.7
Income from continuing operations	10,687	6.4	96,279	10,505	6.7	182	1.7
Net income	10,874	6.5	97,964	10,163	6.5	711	7.0

Per common share :
Net income / Basic	Yen 82.22		U.S.$0.74	Yen 76.75
Net income / Diluted	Yen 82.18		U.S.$0.74	Yen 76.69

Note:	As a result of the sale of a subsidiary in Electronic components & others product, the operating results of the discontinued operation is presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets. Correspondence figures for the previous fiscal year have been reclassed to conform to the presentation used for the year ended March 31, 2005.
(Sales breakdown)

	The 1st Qtr. of FY2006			The 1st Qtr. of FY2005
	(April 1, 2005 - June 30, 2005)			(April 1, 2004 - June 30, 2004)		Change
Product/ Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	143,328	85.6	1,291,243	129,804	82.6	13,524	10.4
Electronic materials	41,047	24.5	369,793	44,763	28.5	(3,716)	–8.3
Electronic devices	28,687	17.1	258,441	28,248	18.0	439	1.6
Recording devices	68,464	40.9	616,793	52,163	33.2	16,301	31.3
Electronic components & others	5,130	3.1	46,216	4,630	2.9	500	10.8
Recording media	24,094	14.4	217,063	27,423	17.4	(3,329)	–12.1

Total sales	167,422	100.0	1,508,306	157,227	100.0	10,195	6.5

Overseas sales	123,309	73.7	1,110,892	114,460	72.8	8,849	7.7

Notes:
1.	Consolidated results for the 1st quarter of FY2006 and FY2005 are unaudited by independent accountant.

2.	U.S.$1 = Yen 111

3.	“Semiconductors & others” and “Recording media & systems” were renamed “Electronic components & others” and “Recording media” from FY 2006 respectively. There were no changes in segment classifications.

2) Business Results and Financial Position
1. Summary
Consolidated results for the first quarter of fiscal 2006, the three-month period from April 1, 2005 through June 30, 2005, were as follows:
     Consolidated net sales were ¥167,422 million (U.S.$1,508,306 thousand), 6.5% higher than the ¥157,227 million recorded in the corresponding period of the previous fiscal year. Operating income declined 10.3% from ¥14,362 million to ¥12,889 million (U.S.$116,117 thousand). Income from continuing operations before income taxes decreased 6.7% from ¥15,292 million to ¥14,275 million (U.S.$128,604 thousand). Net income rose 7.0% from ¥10,163 million to ¥10,874 million (U.S.$97,964 thousand), and basic net income per common share was ¥82.22 (U.S.$0.74), up from ¥76.75.
     Average first-quarter yen exchange rates for the U.S. dollar and euro were ¥107.73 and ¥135.47, respectively, as the yen appreciated 1.7% from ¥109.63 versus the U.S. dollar and depreciated 2.5% from ¥132.15 against the euro, compared with the first quarter of the previous fiscal year. This lowered net sales by approximately ¥1.3 billion and operating income by approximately ¥0.6 billion.
(Sales by Segment)
     TDK’s businesses are broadly classified into two business segments: electronic materials and components segment and recording media segment. The following is an explanation of sales by segment.
     Effective from the current fiscal year, there have been changes in segment names. However, this resulted in no reclassifications of sales. Specifically, “Semiconductors & others” has been renamed “Electronic components & others,” while “Recording media & systems segment” is now called the “Recording media segment.”
(1) Electronic materials and components segment
     This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) electronic components & others.
     Segment net sales rose 10.4% to ¥143,328 million (U.S.$1,291,243 thousand), from ¥129,804 million, while segment operating income edged up 0.8% to ¥15,397 million (U.S.$138,712 thousand), from ¥15,268 million. Looking at the electronics market, in the first quarter of fiscal 2005, strong demand driven by the Athens Summer Olympic Games was short-lived. By comparison, in the first quarter of fiscal 2006, demand for finished products was generally sluggish. However, amid this softness, growth in demand for PCs, HDDs and flat-screen TVs was steady, making market conditions a bit easier. Sector sales of TDK’s electronic components framed against this market backdrop were as follows.
(1-1) Electronic materials
     This sector is broken down into two product categories: capacitors and ferrite cores and & magnets.
     Sales in the electronic materials sector declined 8.3% from ¥44,763 million to ¥41,047 million (U.S.$369,793 thousand).
     [Capacitors] Sales declined year on year. Sales of multilayer ceramic chip capacitors, the main product in the capacitors sector, were hurt by stiffer competition and falling prices in markets other than car electronics, where sales were up.

     [Ferrite cores and magnets] Sales of ferrite cores and magnets rose slightly year on year. In ferrite cores, sales were down due to lower sales of ferrite cores for power choke coils used in digital home appliances. However, magnet sales increased as rising HDD demand spurred higher sales of metal magnets.
(1-2) Electronic devices
     This sector has three product categories: inductive devices, high-frequency components and other products.
     Sales in the electronic devices sector rose 1.6% from ¥28,248 million to ¥28,687 million (U.S.$258,441 thousand).
     [Inductive devices] Sales increased year on year. Sales rose of power line coils for mobile phones and HDDs.
     [High-frequency components] Sales decreased year on year, due to continuing declines in sales prices of components for mobile phones and lower shipment volumes of some products.
     [Other products] Sales of other products rose year on year, mainly because of higher sales of sensors and actuators and DC-AC inverters for amusement equipment.
(1-3) Recording devices
     This sector has two product categories: HDD heads and other heads.
     Sector sales rose 31.3% from ¥52,163 million to ¥68,464 million (U.S.$616,793 thousand).
     [HDD heads] Sales increased year on year. Amid rising demand for HDDs, HDD head shipments increased, absorbing lower sales caused by falling prices.
     [Other heads] Sales of other heads declined year on year, due to sluggish sales of optical pickups.
(1-4) Electronic components & others
     Sector sales rose 10.8% from ¥4,630 million to ¥5,130 million (U.S.$46,216 thousand), as higher sales of other electronic components outweighed lower sales of semiconductor manufacturing equipment.
(2) Recording media segment
     This segment is made up of three product categories: audiotapes and videotapes, optical media and other products.
     Segment sales declined 12.1% from ¥27,423 million to ¥24,094 million (U.S.$217,063 thousand). The segment recorded an operating loss of ¥2,508 million (U.S.$22,595 thousand), an increase of 176.8% from last year’s operating loss of ¥906 million.
     [Audiotapes and videotapes] Sales of audiotapes and videotapes declined year on year. While TDK maintained a high market share, demand is declining for these products as a whole.
     [Optical media] Sales of optical media increased year on year, with higher DVD sales volumes driven by increasing demand offsetting lower CD-R sales.
     [Other products] Sales of other products decreased year on year, mainly because of ongoing actions to realign the lineup of recording equipment & accessory products. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers continued to increase.
          *Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.

(Sales by Region)
     Detailed geographic segment information can be found in the segment information on page 11 of the consolidated results.
     [Japan] Sales were down in all product sectors, except recording devices.
     [Americas] Sales were down in all product sectors, except electronic devices.
     [Europe] Sales were down in all product sectors.
     [Asia (excluding Japan) and other areas] Sales in the electronic devices, recording devices and electronic components & others sectors were up as customers continued to shift manufacturing bases to this region.
2. Financial Position
(2-1) The following table summarizes TDK’s balance sheet at June 30, 2005, compared with March 31, 2005.

Total assets	¥823,097 million 1.9% increase
Total stockholders’ equity	¥650,730 million 1.8% increase
Equity ratio	79.1%
     At the end of the first quarter of fiscal 2006, net trade receivables were ¥4,345 million higher, inventories were ¥8,813 million higher and net property, plant and equipment was ¥3,294 million higher than March 31, 2005. As a result of these and other changes, total assets increased ¥15,096 million compared with March 31, 2005.
     Total liabilities increased ¥3,257 million due mainly to a ¥3,370 million increase in trade payables.
     Total stockholders’ equity increased ¥11,663 million due to a ¥5,417 million increase in retained earnings and a ¥5,938 million decrease in accumulated other comprehensive loss.
(2-2) Cash Flows
(¥ millions)

	FY 2006	FY 2005
	1Q	1Q	Change
Net cash provided by operating activities	10,026	18,951	(8,925)
Net cash used in investing activities	(21,905)	(13,993)	(7,912)
Net cash used in financing activities	(5,168)	(3,856)	(1,312)
Net cash provided by (used in) discontinued operations	405	(193)	598
Effect of exchange rate changes on cash and cash equivalents	2,936	2,553	383
Net (decrease) increase in cash and cash equivalents	(13,706)	3,462	(17,168)
Cash and cash equivalents at beginning of period	251,508	227,155	24,353
Cash and cash equivalents at end of period	237,802	230,617	7,185
     Operating activities provided net cash of ¥10,026 million (U.S.$90,324 thousand), a year-on-year decrease of ¥8,925 million. Income from continuing operations increased ¥182 million to ¥10,687 million (U.S.$96,279 thousand) and depreciation and amortization increased ¥825 million to ¥13,036 million (U.S.$117,441 thousand). In changes in assets and liabilities, inventories rose ¥3,514 million and income taxes payables, net decreased ¥6,547 million.

     Investing activities used net cash of ¥21,905 million (U.S.$197,342 thousand), ¥7,912 million more than a year earlier. Capital expenditures decreased ¥1,705 million to ¥12,573 million (U.S.$113,270 thousand). Outflows of ¥10,571 million for the purchase of a subsidiary was the main reason for the increase in cash used in investing activities.
     Financing activities used net cash of ¥5,168 million (U.S.$46,559 thousand), ¥1,312 million more than a year earlier. Dividends paid increased ¥1,318 million due to a ¥10 per share increase in the dividend.
3. Business Risks
     With development, production and sales bases in countries around the world, the TDK Group is engaged in global business activities. Furthermore, the electronics industry, the main field of operations of the TDK Group, is seeing dramatic technological innovation and changes in market prices, resulting in intense competition in new product development and efforts to win customers. Because of these and other factors, the TDK Group is subject to various business risks that include, but are not limited to, changes in demand and foreign exchange rates caused by world economic trends; unpredictable events in conducting business overseas; more intense competition in the development of new products in line with rapid technological innovation; the ability to respond to intense price competition and diversifying demands from customers; product quality; the recruitment and training of employees; government regulation; the ability to acquire intellectual property rights; the ability to procure raw materials and other products; increasingly stringent environmental regulations internationally; and unavoidable natural disasters.
4. Fiscal 2006 Projections
     TDK’s consolidated and non-consolidated projections for fiscal 2006, the year ending March 31, 2006, are as follows:
[Consolidated Projections for Fiscal 2006]

			Projections as of
	FY 2006	% change from	April 2005
	(¥ millions)	FY2005	(¥ millions)
Net sales	690,000	4.9	690,000
Operating income	67,000	12.0	67,000
Income before income taxes	69,000	13.6	69,000
Net income	50,000	50.2	50,000

Notes:

1.	The above projections for fiscal 2006 are the same as those announced on April 27, 2005.

2.	The projections are based principally on the following assumptions:

#	An average exchange rate of ¥100=US$1 for fiscal 2006 from the second quarter onward.

#	Market conditions for electronic components (electronic materials and electronic devices) are expected to remain a little weak in the second quarter. However, projections are predicated on increasing demand for electronic components beginning in about September this year because of higher demand for finished products in the second half of fiscal 2006.

#	In recording devices, strong demand for HDD heads that continued through the first quarter of fiscal 2006 is expected to taper off in the second quarter. However, projections are predicated on rebound in demand in the second half due to seasonal factors. At present, it is difficult to procure some key components for HDDs. Consequently, while there is a risk that unexpected restrictions on the procurement of materials may hamper growth of TDK’s recording devices, this is not expected to develop into a significant risk for the business as a whole.

#	The forecast for the recording media segment is largely unchanged because of no changes in the premises for this forecast. TDK expects sales of audiotapes and videotapes to fall. On the other hand, sales of optical media products are expected to increase on higher volumes. However, because this increase is unlikely to fully offset lower sales in other products, the recording media segment is forecast to post lower sales year on year.

#	On July 19, TDK announced the acquisition of the Lambda Power Division. At present, because it is uncertain when this division will be consolidated, TDK has not added the sales and earnings of this division to its current projections of operating results.
[Non-Consolidated Projections]

			Projections as of
	FY 2006	% change from	April 2005
	(¥ millions)	FY2005	(¥ millions)
Net sales	334,900	2.0	334,900
Operating income	17,300	99.9	17,300
Current income	28,500	-6.7	39,800
Net income	30,700	-22.3	27,000

(Note)

In the first quarter of fiscal 2006, TDK received correction notices based on transfer pricing taxation regulations from the Tokyo Regional Taxation Bureau (Nihonbashi Tax Office). This resulted in tax expenses of approximately ¥10.3 billion and non-operating expenses of approximately ¥1.3 billion more than projected when TDK announced its previous forecasts in April this year, having a detrimental effect on earnings. An amount, which is similar to the incremental income as a result of the correction by the authorities, will be transferred from the subsidiaries overseas, involved in the transfer price taxation, and thus, it is to be booked as earnings from the overseas businesses concerned. On the other hand, because these companies will lack funds as a result of having to pay additional sums, TDK will cease to receive dividends that TDK had planned from these businesses. These consequences are reflected in the above projections.

The tax and other expenses resulting from the correction notices have been included in revisions to prior-year consolidated business results and therefore have no effect on projections for fiscal 2006 consolidated business results.

Cautionary Statement About Projections
     This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.
     In preparing forecasts and estimates, TDK and its group companies have used, as their bases, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.
     The electronics markets in which TDK and its group companies operate are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.
     The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

Consolidated
3) Statements of income

	The 1st Qtr. of FY2006			The 1st Qtr. of FY2005
	(April 1, 2005 - June 30, 2005)			(April 1, 2004 - June 30, 2004)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	167,422	100.0	1,508,306	157,227	100.0	10,195	6.5
Cost of sales	124,002	74.1	1,117,135	113,163	72.0	10,839	9.6
Gross profit	43,420	25.9	391,171	44,064	28.0	(644)	–1.5
Selling, general and administrative expenses	30,531	18.2	275,054	29,702	18.9	829	2.8
Operating income	12,889	7.7	116,117	14,362	9.1	(1,473)	–10.3
Other income (deductions):
Interest and dividend income	685		6,171	267		418
Interest expense	(33)		(297)	(51)		18
Foreign exchange gain (loss)	31		279	119		(88)
Other-net	703		6,334	595		108
Total other income (deductions)	1,386	0.8	12,487	930	0.6	456	49.0
Income from continuing operations before income taxes	14,275	8.5	128,604	15,292	9.7	(1,017)	–6.7
Income taxes	3,486	2.1	31,406	4,647	2.9	(1,161)	–25.0
Income from continuing operations before minority interests	10,789	6.4	97,198	10,645	6.8	144	1.4
Minority interests	102	0.0	919	140	0.1	(38)	–27.1
Income from continuing operations	10,687	6.4	96,279	10,505	6.7	182	1.7
Loss from discontinued operations	(187)	(0.1)	(1,685)	342	0.2	(529)	—
Net income	10,874	6.5	97,964	10,163	6.5	711	7.0

Notes:

1.	Above statements of income for FY2006 and FY2005 are unaudited by independent accountant.

2.	In accordance with SFAS No. 144, “Accounting for the impairment or Disposal of Long-Lived Assets”, the figures for the 1st Qtr. of FY2005 relating to discontinued operations have been reclassified accordingly.

3.	U.S.$1 = Yen 111

Consolidated
4) Balance sheets
ASSETS

	As of June 30, 2005			As of Mar. 31, 2005		Change	As of June 30, 2004
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current assets	515,321	62.6	4,642,531	510,603	63.2	4,718	491,546	62.0
Cash and cash equivalents	237,802		2,142,360	251,508		(13,706)	230,617
Marketable securities	894		8,054	1,609		(715)	403
Net trade receivables	152,344		1,372,469	147,999		4,345	141,068
Inventories	83,737		754,387	74,924		8,813	82,143
Other current assets	40,544		365,261	34,563		5,981	37,315

Noncurrent assets	307,776	37.4	2,772,757	297,398	36.8	10,378	300,633	38.0
Investments in securities	21,796		196,360	22,698		(902)	18,284
Net property, plant and equipment	220,263		1,984,352	216,969		3,294	213,515
Other assets	65,717		592,045	57,731		7,986	68,834

TOTAL	823,097	100.0	7,415,288	808,001	100.0	15,096	792,179	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of June 30, 2005			As of Mar. 31, 2005		Change	As of June 30, 2004
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%
Current liabilities	131,712	16.0	1,186,595	130,857	16.2	855	124,594	15.7
Short-term debt	104		937	103		1	440
Trade payables	65,462		589,748	62,092		3,370	59,917
Accrued expenses	44,621		401,991	43,980		641	46,250
Income taxes payables	14,129		127,288	19,283		(5,154)	5,415
Other current liabilities	7,396		66,631	5,399		1,997	12,572

Noncurrent liabilities	35,317	4.3	318,171	32,915	4.1	2,402	71,069	9.0
Long-term debt, excluding current installments	74		667	81		(7)	68
Retirement and severance benefits	28,445		256,261	28,839		(394)	66,073
Deferred income taxes	2,714		24,450	751		1,963	3,074
Other noncurrent liabilities	4,084		36,793	3,244		840	1,854
Total liabilities	167,029	20.3	1,504,766	163,772	20.3	3,257	195,663	24.7

Minority interests	5,338	0.6	48,090	5,162	0.6	176	3,430	0.4

Common stock	32,641		294,063	32,641		—	32,641
Additional paid-in capital	63,051		568,027	63,051		—	63,051
Legal reserve	17,038		153,495	16,918		120	16,817
Retained earnings	590,974		5,324,090	585,557		5,417	566,605
Accumulated other comprehensive income (loss)	(45,719)		(411,883)	(51,657)		5,938	(79,771)
Treasury stock	(7,255)		(65,360)	(7,443)		188	(6,257)
Total stockholders’ equity	650,730	79.1	5,862,432	639,067	79.1	11,663	593,086	74.9

TOTAL	823,097	100.0	7,415,288	808,001	100.0	15,096	792,179	100.0

Notes:

1.	Balance sheets as of June 30, 2005 and 2004 are unaudited by independent accountant.

2.	U.S.$1 = Yen 111

Consolidated
5) Statements of cash flows

			The 1st Qtr.
			of FY2005
	The 1st Qtr. of FY2006		(April 1, 2004 -
	(April 1, 2005 - June 30, 2005)		June 30, 2004)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Cash flows from operating activities:
Net income	10,874	97,964	10,163
Loss from discontinued operations	(187)	(1,685)	342
Income from continuing operations	10,687	96,279	10,505
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,036	117,441	12,211
Loss on disposal of property and equipment	240	2,162	207
Deferred income taxes	(555)	(5,000)	(276)
Loss (gain) on securities, net	(443)	(3,991)	(95)
Changes in assets and liabilities:
Increase in trade receivables	(59)	(532)	(411)
Increase in inventories	(7,219)	(65,036)	(3,705)
Increase (decrease) in trade payables	166	1,496	(1,465)
Decrease in accrued expenses	(300)	(2,703)	—
Increase (decrease) in income taxes payables, net	(5,268)	(47,459)	1,279
Increase (decrease) in retirement and severance benefits, net	(600)	(5,405)	2,009
Other-net	341	3,072	(1,308)

Net cash provided by operating activities	10,026	90,324	18,951

Cash flows from investing activities:
Capital expenditures	(12,573)	(113,270)	(14,278)
Proceeds from sale and maturities of investments in securities	774	6,973	190
Payment for purchase of investments in securities	—	—	(196)
Payment for purchase of a subsidiary	(10,571)	(95,234)	—
Payment for purchase of other investments	(72)	(649)	1
Proceeds from sales of property, plant and equipment	537	4,838	291
Other-net	—	—	(1)

Net cash used in investing activities	(21,905)	(197,342)	(13,993)

Cash flows from financing activities:
Proceeds from long-term debt	4	36	132
Repayment of long-term debt	(23)	(207)	(25)
Increase (decrease) in short-term debt, net	—	—	(51)
Sale (purchase) of treasury stock, net	141	1,270	60
Dividends paid	(5,290)	(47,658)	(3,972)

Net cash used in financing activities	(5,168)	(46,559)	(3,856)

Net cash provided by (used in) discontinued operations	405	3,649	(193)

Effect of exchange rate changes on cash and cash equivalents	2,936	26,450	2,553
Net increase (decrease) in cash and cash equivalents	(13,706)	(123,478)	3,462
Cash and cash equivalents at beginning of period	251,508	2,265,838	227,155
Cash and cash equivalents at end of period	237,802	2,142,360	230,617

Notes:

1.	Above statements of cash flows for the 1st quarter of FY2006 and FY2005 are unaudited by independent accountant.

2.	In accordance with SFAS No. 144, “Accounting for the impairment or Disposal of Long-Lived Assets”, the figures for the 1st Qtr. of FY2005 relating to discontinued operations have been reclassified accordingly.

3.	U.S.$1=Yen 111

Consolidated
6) Segment Information
     The following industry and geographic segment information are required by the Japanese Securities Exchange Law.
1. Industry segment information

	The 1st Qtr. of FY2006			The 1st Qtr. of FY2005
	(April 1, 2005 - June 30, 2005)			(April 1, 2004 - June 30, 2004)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components
Net sales	143,328	100.0	1,291,243	129,804	100.0	13,524	10.4
Unaffiliated customers	143,328		1,291,243	129,804		13,524	10.4
Intersegment	—		—	—		—	—
Operating expenses	127,931	89.3	1,152,531	114,536	88.2	13,395	11.7

Operating income	15,397	10.7	138,712	15,268	11.8	129	0.8

Recording media
Net sales	24,094	100.0	217,063	27,423	100.0	(3,329)	–12.1
Unaffiliated customers	24,094		217,063	27,423		(3,329)	–12.1
Intersegment	—		—	—		—	—
Operating expenses	26,602	110.4	239,658	28,329	103.3	(1,727)	–6.1

Operating income (loss)	(2,508)	–10.4	(22,595)	(906)	–3.3	(1,602)	176.8

TOTAL
Net sales	167,422	100.0	1,508,306	157,227	100.0	10,195	6.5
Unaffiliated customers	167,422		1,508,306	157,227		10,195	6.5
Intersegment	—		—	—		—	—
Operating expenses	154,533	92.3	1,392,189	142,865	90.9	11,668	8.2

Operating income	12,889	7.7	116,117	14,362	9.1	(1,473)	–10.3

Note: U.S.$1=Yen 111
2. Geographic segment information

		The 1st Qtr. of FY2006			The 1st Qtr. of FY2005
		(April 1, 2005 - June 30, 2005)			(April 1, 2004 - June 30, 2004)		Change
Region/Term		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Japan	Net sales	80,794	100.0	727,874	86,661	100.0	(5,867)	–6.8
	Operating income	4,236	5.2	38,162	5,783	6.7	(1,547)	–26.8
Americas	Net sales	22,936	100.0	206,630	21,853	100.0	1,083	5.0
	Operating income	2,657	11.6	23,937	631	2.9	2,026	321.1
Europe	Net sales	15,723	100.0	141,649	17,266	100.0	(1,543)	–8.9
	Operating income (loss)	(1,737)	–11.0	(15,649)	(269)	–1.6	(1,468)	–545.7
Asia and others	Net sales	110,121	100.0	992,081	93,440	100.0	16,681	17.9
	Operating income	8,221	7.5	74,063	8,955	9.6	(734)	–8.2
Intersegment eliminations	Net sales	62,152		559,928	61,993		159
	Operating income	488		4,396	738		(250)
Total	Net sales	167,422	100.0	1,508,306	157,227	100.0	10,195	6.5
	Operating income	12,889	7.7	116,117	14,362	9.1	(1,473)	–10.3

Notes:

1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

2.	U.S.$1=Yen 111
3. Sales by region

	The 1st Qtr. of FY2006			The 1st Qtr. of FY2005
	(April 1, 2005 - June 30, 2005)			(April 1, 2004 - June 30, 2004)		Change
Region/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Americas	18,579	11.1	167,378	20,267	12.9	(1,688)	–8.3
Europe	15,746	9.4	141,856	17,224	11.0	(1,478)	–8.6
Asia and others	88,984	53.2	801,658	76,969	48.9	12,015	15.6
Overseas sales total	123,309	73.7	1,110,892	114,460	72.8	8,849	7.7
Japan	44,113	26.3	397,414	42,767	27.2	1,346	3.1
Net sales	167,422	100.0	1,508,306	157,227	100.0	10,195	6.5

Notes:

1.	Overseas sales are based on the location of the customers.

2.	U.S.$1=Yen 111

Consolidated
(Notes)
1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.

2.	During this consolidated accounting period, TDK had 70 subsidiaries (18 in Japan and 52 overseas). TDK also had 6 affiliates (4 in Japan and 2 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income (loss), net of tax and total comprehensive income for the three months ended June 30, 2005 and 2004 were as follows;

	The 1st Qtr. of FY2006		The 1st Qtr. of FY2005
	(April 1, 2005 - June 30, 2005)		(April 1, 2004 - June 30, 2004)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Net income	10,874	97,964	10,163

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	6,295	56,712	5,464
Minimum pension liability adjustments	318	2,865	5,518
Net unrealized gains (losses) on securities	(675)	(6,081)	(366)

Total comprehensive income	16,812	151,460	20,779

Note: U.S.$1=Yen 111

Contact in Japan :
Nobuyuki Koike
TDK Corporation
Tel: 81-3-5201-7102
E-mail: nkoike@mb1.tdk.co.jp
Notice Regarding the Allotment of Stock Options
— Stock Acquisition Rights —
     TOKYO, JAPAN, July 28, 2005 — TDK Corporation (the “Company”) announced that the Board of Directors today decided the details of stock acquisition rights to be issued as stock options (the “Stock Acquisition Right(s)”) pursuant to Article 280-20, -21 of the Commercial Code of Japan and the resolution at the 109th ordinary annual general meeting of shareholders on June 29, 2005.
1.	Class and number of shares to be issued upon exercise of Stock Acquisition Rights:

90,600 shares of common stock of the Company

2.	Total number of Stock Acquisition Rights:

906

The number of shares to be allotted to each Stock Acquisition Right (hereinafter referred to as the “Number of shares to be allotted”) shall be 100 shares.

In the case that the Company splits or consolidates outstanding shares, the number of shares to be allotted shall be adjusted in accordance with the following formula with any amount less than one share arising out of such adjustment to be discarded.

Number of shares after adjustment	=	Number of shares before adjustment	×	Percentage of stock split or consolidation
     Furthermore, in cases where the “number of shares granted” needs to be adjusted, such as in the event that the Company merges with another company or performs a division, the “number of shares granted” shall be adjusted appropriately based on the conditions of the merger or division.
3.	Issue price and issue date of Stock Acquisition Rights:

Free of charge On August 11, 2005
- more -

4.	Amount to be paid upon the exercise of each Stock Acquisition Right:

To be determined on August 11, 2005
          The amount to be paid upon the exercise of each Stock Acquisition Right shall be the amount to be paid per share, which is issued or transferred upon the exercise of the Stock Acquisition Rights (hereinafter referred to as the “Exercise Price”) multiplied by the number of shares to be allotted.
          The Exercise Price shall be an amount which is the average of the closing prices of the Company’s shares of common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the month in which the date of the issue of the Stock Acquisition Rights falls, multiplied by 1.05 with any amount less than one Japanese Yen arising out of such calculation to be rounded upward to the nearest Yen; provided, however, that if such price is less than the closing price reported on the date of the issue of the Stock Acquisition Rights, then the closing price reported on the day of the issue of the Stock Acquisition Rights shall be the Exercise Price.
5.	Adjustment of Exercise Price:
          In case that any of the events stated in the following clause (1) or (2) arises, the Exercise Price shall be adjusted in accordance with the following formula (hereinafter referred to as the “adjustment formula for the Exercise Price”) with any amount less than one Japanese Yen arising out of such calculation to be rounded upward to the nearest Yen.
(1)	In case the Company issues new shares or disposes of its own shares at a price less than the current market price (except in the case of the conversion of convertible stock or stock with mandatory conversion terms, or in the case of a request by a stockholder for the sale of shares constituting less than one unit or the exercise of stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula:

					No. of shares newly issued	×	Amount paid per share
			No. of shares issued	+
Current market price
Exercise price after = adjustment	Exercise price before adjustment	×
			No. of shares issued		+	No. of shares increased after new issue
In the above formula, the “number of shares issued” shall be defined as the number of shares of common stock issued and outstanding less the number of treasury stock. In the event that the Company disposes of treasury stock, the “number of shares newly issued” shall be read as “number of treasury stock disposed of.”
- more -

(2) In case that the Company shall make a stock split or stock consolidation of its outstanding shares.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1 Percentage of stock split or consolidation
Furthermore, in cases where the “exercise price” needs to be adjusted, such as in the event that the Company merges with another company or performs a division, the “exercise price” shall be adjusted appropriately based on the conditions of the merger or division.
6.	Exercise Period of the Stock Acquisition Rights:

From August 1, 2007 to July 31, 2011

7.	Conditions for exercise of Stock Acquisition Rights:

Partial exercise of each of the Stock Acquisition Rights is not exercisable.

8.	Events and conditions of cancellation of Stock Acquisition Rights
(1)	The Company may cancel these stock acquisition rights without compensation, if a proposal for approval of a merger agreement under which the Company is to be dissolved, is approved at a meeting of stockholders of the Company, or if a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary is approved at a meeting of stockholders of the Company.

(2)	In the event that the Company acquires unexercised stock acquisition rights, it may cancel these stock acquisition rights without compensation at any time.
- more -

9.	Transfer restrictions on Stock Acquisition Rights:
          Any transfer of the Stock Acquisition Rights shall be subject to approval of the Board of Directors of the Company.
10.	Issuance of certificates of Stock Acquisition Rights:
          Certificates of Stock Acquisition Rights shall be issued only upon the request from the holders of the Stock Acquisition Rights.
11.	Total paid-in value of the shares of the common stock of the Company to be issued or transferred upon exercise of all the stock Acquisition Rights:

To be determined on August 11, 2005

12.	Amount that is not transferred into paid-in capital from the issue price of shares, in case new shares of common stock of the Company are issued upon exercise of Stock Acquisition Rights:
          This shall be an amount obtained by deducting an amount transferred to paid-in capital from the Exercise Price. The amount transferred to paid-in capital shall be the Exercise Price, multiplied by 0.5, and any amount less than one Japanese Yen arising out of such calculation shall be rounded upward to the nearest Yen.
13.	Individuals who will be allotted the Stock Acquisition Rights:

The directors and employees of the Company and its affiliates, totally 172 persons.
*1.	Date of resolution of the Board of Directors that decided the proposal at the 109th ordinary annual general meeting of shareholders:

May 9, 2005

2.	Date of resolution of the 109th ordinary annual general meeting of shareholders:

June 29, 2005
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